
April 25, 2024

Shankar Musunuri
Chief Executive Officer
Ocugen, Inc.
11 Great Valley Parkway
Malvern, PA 19355

      Re: Ocugen, Inc.
            Registration Statement on Form S-3
            Filed April 18, 2024
            File No. 333-278774

Dear Shankar Musunuri:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Jennifer Porter